# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DOMINARI HOLDINGS INC., CIK 0000012239
CUSIP: 008875304
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 725 FIFTH AVENUE, 22ND FLOOR, New York, New York (NY), 10022
Date of event which requires filing of this statement: 03/23/2026
Filed by CIK 0001856536
Persons authorized to receive notices and communications: Robert Charron, Ellenoff Grossman & Schole LLP,, 1345 6th Avenue, New York, New York (NY), 10105, (212) 370-1300

## Reporting persons
- Kyle Michael Wool (CIK 0001856536): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 58,262; shared voting power 10,453,817; sole dispositive power 58,262; shared dispositive power 10,453,817; aggregate amount beneficially owned 10,453,817 (37.86% of the class)
  Comment: (1) Of the 10,453,817 shares reported as beneficially owned with shared voting and dispositive power, 9,211,828 shares are beneficially owned directly by Mr. Wool, including 5,000,000 shares underlying a stock option of the Issuer's Common Stock, which is exercisable within 60 days upon the filing of a Form S-8 to register the shares of Common Stock subject to the stock option, which was filed on January 9, 2026, and 1,257,216 shares are beneficially owned directly by Ms. Yu, Mr. Wool's spouse. Of the 58,262 shares reported as beneficially owned with sole voting and dispositive power, 27,750 shares are held by Mr. Wool's SEP-IRA, over which Mr. Wool has sole control, 24,000 shares are held by Mr. Wool's Rollover IRA, over which Mr. Wool has sole control, 1,477 shares are held by Catatonk Creek, LLC, of which Mr. Wool is the sole member, 1,476 shares are held by Tioga 22, LLC, of which Mr. Wool is the sole member, and 3,559 shares are held in a UTMA account for the benefit of a minor relative. This excludes an aggregate of 576,368 shares issuable pursuant to Warrants (as defined below) purchased by the Reporting Person in connection with the Issuer's private placement and registered direct offering (collectively, the "Offering") that closed on February 12, 2025, which are not currently exercisable due to certain beneficial ownership blockers. (2) Row 13 is calculated based on an aggregate of 27,613,781 shares of Common Stock which includes 22,613,781 shares of Common Stock of the Issuer outstanding as of March 20, 2026 and an aggregate of 5,000,000 shares of Common Stock issuable upon exercise of the stock option held by the Reporting Person under the Issuer's 2022 Equity Incentive Plan.
- Soo Yu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 15,227; shared voting power 10,453,817; sole dispositive power 15,227; shared dispositive power 10,453,817; aggregate amount beneficially owned 10,453,817 (37.86% of the class)
  Comment: (1) Of the 10,453,817 shares reported as beneficially owned with shared voting and dispositive power, 1,241,989 shares are beneficially owned directly by Ms. Yu, 6,113,339 shares are beneficially owned directly by Mr. Wool, Ms. Yu's spouse, including 5,000,000 shares underlying a stock option of the Issuer's Common Stock, which is exercisable within 60 days of April 16, 2025 and directly owned by the Reporting Person. Of the 15,227 reported as beneficially owned with sole voting and dispositive power, 13,750 shares are held by Ms. Yu's Pension and 1,477 shares are held by Dongam, LLC, of which Ms. Yu is the sole member. (2) Row 13 is calculated based on an aggregate of 27,613,781 shares of Common Stock which includes 22,613,781 shares of Common Stock of the Issuer outstanding as of March 20, 2026 and an aggregate of 5,000,000 shares of Common Stock issuable upon exercise of the stock option accepted by Mr. Wool from the Issuer's Compensation Committee under the Issuer's 2022 Equity Incentive Plan on April 16, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: DOMINARI HOLDINGS INC.
Address of issuer's principal executive offices: 725 FIFTH AVENUE, 22ND FLOOR, New York, New York (NY), 10022
Comment: EXPLANATORY NOTE This Amendment No. 8 to Schedule 13D (this "Amendment No. 7") is filed to amend the Schedule 13D (the "Initial Schedule 13D") filed with the Securities and Exchange Commission on December 28, 2022 by Kyle Michael Wool and Soo Yu, as amended by Amendment No. 1 to Schedule 13D filed on July 6, 2023 ("Amendment No. 1"), as amended by Amendment No. 2 to Schedule 13D filed on December 28, 2023 ("Amendment No. 2"), as amended by Amendment No. 3 to Schedule 13D filed on December 28, 2023 ("Amendment No. 3"), as amended by Amendment No. 4 to Schedule 13D filed on January 3, 2025 ("Amendment No. 4"), as amended by Amendment No. 5 to Schedule 13D filed on February 12, 2025, as amended by Amendment No. 6 to Schedule 13D filed on March 25, 2025, ("Amendment No. 6"), as amended by Amendment No. 7 to Schedule 13D filed on April 16, 2025, ("Amendment No. 7") collectively with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 (the "Schedule 13D"). This Amendment No. 8 supplements and amends the Schedule 13D as specifically set forth herein. Except as amended and supplemented by this Amendment No. 8, the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Kyle Michael Wool (the "Reporting Person"). The Reporting Person is the President and Director of the Issuer.
Residence or business address: The principal business address of the Reporting Persons is c/o Dominari Holdings Inc., 725 5th Avenue, 22nd Floor, New York, New York 10022.
Present principal occupation or employment: Mr. Wool is President and Director of the Issuer, Chief Executive Officer of Dominari Financial Inc. (the Issuer's financial services subsidiary) and Chief Executive Officer of Dominari Securities LLC (the Issuer's broker-dealer subsidiary) ("Dominari Securities").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and supplemented with the following: On January 7, 2026, Mr. Wool was granted 3,000,000 shares of the Issuer's Common Stock pursuant to the 2022 Equity Incentive Plan. The grant was originally subject to stockholder approval of an amendment to the 2022 Equity Incentive Plan, which was obtained on March 4, 2026, and registration of the shares on Form S-8, which occurred on March 13, 2026. On March 18, 2026, instruction of issuance of the shares were sent to the transfer agent, the confirmation of issuance was received on March 23, 2026. The amendment to 2022 Equity Incentive Plan of the Issuer is described in Reports of the Issuer on Forms 8-K, 10-Q or 10-K, as applicable, and the Reporting Person's filings pursuant to Section 16 of the Securities Exchange Act of 1934, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended and supplemented with the following: The transaction giving rise to the filing of this Amendment No. 8 is Mr. Wool's grant of 3,000,000 shares of the Issuer's Common Stock pursuant to the 2022 Equity Incentive Plan. Except as disclosed in this Item 4, the Reporting Person has no current plan or proposal which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (a)-(b) As of the date hereof, the Reporting Persons may be deemed to have beneficial ownership, sole voting power and sole dispositive power with regard to 10,453,817 shares of Common Stock, which represents approximately 37.86% of the shares of Common Stock outstanding. This amount includes 9,211,828 shares beneficially owned directly by Mr. Wool, including 5,000,000 shares underlying a stock option of Common Stock exercisable within 60 days upon the filing of a Form S-8 to register the shares of Common Stock subject to the stock option, which was filed on January 9, 2026, and 1,257,216 shares are beneficially owned directly by Ms. Yu. In addition, Mr. Wool has sole voting and dispositive power over 58,262 shares of Common Stock, which he holds indirectly as follows: 27,500 shares are held by Mr. Wool's SEP-IRA, over which Mr. Wool has sole control, 24,000 shares are held by Mr. Wool's Rollover IRA, over which Mr. Wool has sole control, 1,477 shares are held by Catatonk Creek, LLC, of which Mr. Wool is the sole member; 1,476 shares are held by Tioga 22, LLC, of which Mr. Wool is the sole member; and 3,559 shares are held in a UTMA account for the benefit of a minor relative. Ms. Yu has sole voting and dispositive power over an additional 15,227, which she holds indirectly as follows: 13,750 shares are held by Ms. Yu's Pension and 1,477 shares, which are held by Dongam, LLC, of which Ms. Yu is the sole member.
Number of shares as to which each person has sole or shared power to vote or dispose: (a)-(b) As of the date hereof, the Reporting Persons may be deemed to have beneficial ownership, shared voting power and shared dispositive power with regard to 10,453,817 shares of Common Stock, which represents approximately 37.86% of the shares of Common Stock outstanding. This amount includes 9,211,828 shares beneficially owned directly by Mr. Wool, including 5,000,000 shares underlying a stock option of Common Stock exercisable within 60 days upon the filing of a Form S-8 to register the shares of Common Stock subject to the stock option, which was filed on January 9, 2026, and 1,257,216 shares are beneficially owned directly by Ms. Yu. In addition, Mr. Wool has sole voting and dispositive power over 58,262 shares of Common Stock, which he holds indirectly as follows: 27,500 shares are held by Mr. Wool's SEP-IRA, over which Mr. Wool has sole control, 24,000 shares are held by Mr. Wool's Rollover IRA, over which Mr. Wool has sole control, 1,477 shares are held by Catatonk Creek, LLC, of which Mr. Wool is the sole member; 1,476 shares are held by Tioga 22, LLC, of which Mr. Wool is the sole member; and 3,559 shares are held in a UTMA account for the benefit of a minor relative. Ms. Yu has sole voting and dispositive power over an additional 15,227, which she holds indirectly as follows: 13,750 shares are held by Ms. Yu's Pension and 1,477 shares, which are held by Dongam, LLC, of which Ms. Yu is the sole member.
Transactions in the class effected during the past sixty days: The following transactions in the shares of Common Stock were conducted by the Reporting Person within the past sixty (60) days: On January 7, 2026, the Reporting Person was granted 3,000,000 shares of the Issuer's Common Stock pursuant to the 2022 Equity Incentive Plan. The grant was originally subject to stockholder approval of an amendment to the 2022 Equity Incentive Plan, which was obtained on March 4, 2026, and registration of the shares on Form S-8, which occurred on March 13, 2026. On March 18, 2026, instruction of issuance of the shares were sent to the transfer agent, the confirmation of issuance was received on March 23, 2026.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In his capacity as President and Director of the Issuer, the Reporting Person may be entitled to receive cash compensation and equity compensation, including share options or other equity awards, pursuant to the Issuer's 2022 Equity Incentive Plan. Such compensation is based on the Issuer meeting or exceeding certain annual revenue amounts during specified calendar years. The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Amendment No. 8, is hereby incorporated herein by this reference thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Kyle Michael Wool: /s/ Kyle Wool, Kyle Wool (03/26/2026)
- Soo Yu: /s/ Soo Yu, Soo Yu (03/26/2026)